Exhibit 99.1



For immediate release

Alcon Waives Minimum Acceptance Condition for WaveLight AG

HUENENBERG, Switzerland – September 10, 2007 - Alcon, Inc. (NYSE:ACL) announced today that it has amended its tender offer for Wavelight AG and waived the minimum tender offer acceptance threshold of 75 percent of all WaveLight outstanding shares. At the close of the German market today, Alcon holds 53.60 percent of WaveLight shares through purchase, contractual commitment or tender.

The amendment extends the EUR 15 per share offer to September 25, 2007. The offer price represents a 100 percent premium on the one-month (EUR 7.49) volume weighted average stock exchange price as of the publication of the decision to launch the tender offer on July 16, 2007.

"With the announcement last week from Carl Zeiss Meditec AG that it will not proceed with a competitive offer and will tender its shares, we are confident that shareholders will now fully recognize the unique opportunity our very attractive offer provides," said Cary Rayment, Alcon's president, chairman, and chief executive officer. "Extending the offer period allows WaveLight shareholders to process the new information and take appropriate steps to tender their shares."

For more information on the takeover offer, please visit our transaction homepage http://www.alconrefractiveacq.de or call our toll-free hotline 0800-5398222 (Germany).

About Alcon (NYSE: ACL)
Alcon, Inc. is the world's leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company.

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Legal disclaimer: *This press release is neither an offer to buy nor a request to submit an offer to sell shares in WaveLight AG.*

Caution Concerning Forward-Looking Statements. *This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.*

For information, contact:
Alcon
Doug MacHatton
Investor Relations
(001) 817-551-8974
doug.machatton@alconlabs.com

www.alcon.com